Exhibit (a)(5)(E)

HERBALIFE NUTRITION ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER

LOS ANGELES (May 30, 2018)—Herbalife Nutrition Ltd. (NYSE: HLF) (“Herbalife Nutrition” or “the Company”) announced today the final results of its “modified Dutch auction” tender offer, which expired at 5:00 P.M., New York City time, on Thursday, May 24, 2018, to purchase up to an aggregate of $600 million of the Company’s common shares at a cash purchase price not greater than $54.00 nor less than $49.00 per share.

Based on the final count by Computershare Trust Company, N.A., the Depositary for the tender offer, a total of 49,705,756 common shares of the Company were properly tendered and not properly withdrawn at or below the price of $52.50 per share.

Because the tender offer was oversubscribed, the Company purchased only a prorated portion of the common shares properly tendered by each tendering shareholder (other than “odd lot” holders whose shares were purchased on a priority basis) at the final per share cash purchase price of $52.50. Based on the final tender count, and taking into consideration the effect of odd lot priority on the proration factor, the final proration factor for the tender offer was 22.991123% of the shares properly tendered at or below the cash purchase price of $52.50 per share.

Accordingly, the Company accepted for purchase 11,428,571 million common shares of the Company at a cash purchase price of $52.50 per share, for a total cash cost of approximately $600 million, excluding fees and expenses relating to the tender offer. These common shares represent approximately 6.5% of the Company’s total outstanding shares as of May 28, 2018. The Depositary will promptly pay for the shares accepted for purchase and promptly return all shares tendered and not accepted for purchase.

The Company expects to cancel all of the shares purchased pursuant to the tender offer on June 4, 2018. After giving effect to the purchase and cancellation of the shares, the Company will have approximately 165.1 million outstanding shares.

The Company funded the share purchase in the tender offer from the $1,300.0 million term loan under its $1,450.0 million senior secured credit facility entered into on February 15, 2017 and cash on hand.

The Company’s tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated April 18, 2018 and as amended April 27, 2018, May 16, 2018, and May 25, 2018.

About Herbalife Nutrition Ltd.

Herbalife Nutrition is a global nutrition company whose purpose is to make the world healthier and happier. The Company has been on a mission for nutrition—changing people’s lives with great nutrition products and programs—since 1980. Together with our Herbalife Nutrition independent distributors, we are committed to providing solutions to the worldwide problems of poor nutrition and obesity, an aging population, skyrocketing public healthcare costs and a rise in entrepreneurs of all ages. Herbalife Nutrition offers high-quality, science-backed products, most of which are produced in Company-operated facilities, one-on-one coaching with an Herbalife Nutrition independent distributor, and a supportive community approach that inspires customers to embrace a healthier, more active lifestyle.

Herbalife Nutrition’s targeted nutrition, weight-management, energy and fitness and personal care products are available exclusively to and through its independent distributors in more than 90 countries. Through its corporate social responsibility efforts, Herbalife Nutrition supports the Herbalife Family Foundation (HFF) and its Casa Herbalife programs to help bring good nutrition to children in need. Herbalife Nutrition is also proud to sponsor more than 190 world-class athletes, teams and events around the globe, including Cristiano Ronaldo, the LA Galaxy, and numerous Olympic teams.

Herbalife Nutrition has over 8,000 employees worldwide, and its shares are traded on the New York Stock Exchange (NYSE: HLF) with net sales of approximately $4.4 billion in 2017. To learn more, visit Herbalife.com or IAmHerbalife.com.

Herbalife Nutrition also encourages investors to visit its investor relations website at ir.herbalife.com as financial and other information is updated and new information is posted.

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Contacts:
Media Contacts:	Investor Contact:
Jennifer Butler	Eric Monroe
VP, Media Relations	Director, Investor Relations
jenb@herbalife.com	ericm@herbalife.com
213.745.0420	213.745.0449

Gary Kishner
Director, Media Relations
garyki@herbalife.com
213.745.0456

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Forward-looking statements include, but are not limited to, statements regarding the expiration of the tender offer, the anticipated effects of the consummation of the tender offer described herein, the timing and cancellation of the Company’s shares purchased pursuant to the tender offer, and our expectations, hopes or intentions regarding the future. Forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” and any other similar words. Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed or incorporated by reference in our filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date of this press release. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this press release, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events, except to the extent required by applicable securities laws. All forward-looking statements are qualified in their entirety by reference to the factors discussed above and under “Risk Factors” set forth in Part I Item 1A and elsewhere of the Company’s Annual Report on Form 10-K, filed with the SEC on February 22, 2018, and in Part II Item 1A and elsewhere of the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 3, 2018, as well as the risks and uncertainties discussed in the Company’s other filings with the SEC, including risks resulting from a decrease in the public float of the shares which may result in less liquidity and trading volume of the shares after the consummation of the tender offer described herein and could result in an increase in price volatility. We qualify all of our forward-looking statements by these cautionary statements. We caution you that these risks are not exhaustive. We operate in a continually changing business environment and new risks emerge from time to time.